SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. __)*

                            ON TRACK INNOVATIONS LTD.
                                (Name of Issuer)

                       ORDINARY SHARES, NIS 0.1 PAR VALUE
                         (Title of Class of Securities)

                                 CINS M8791A 109
                                 (CUSIP Number)

                                   Oded Bashan
                       Z.H.R. Industrial Zone, P.O. Box 32
                            Rosh-Pina, Israel 12000.
                               Tel: 972-4-686 8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 14, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)
-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. M8791A 10 9                                          Page 2 of 7 Pages


1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Oded Bashan

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP*
                 (a) / /
                 (b) / /


3           SEC USE ONLY


4           SOURCE OF FUNDS*

            OO, PF


5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)     / /


6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Israel


                          7         SOLE VOTING POWER
NUMBER OF
SHARES                              973,652
BENEFICIALLY
OWNED BY                  8         SHARED VOTING POWER
 EACH
REPORTING                           -0-
PERSON
 WITH
                          9         SOLE DISPOSITIVE POWER

                                    383,243

                          10        SHARED DISPOSITIVE POWER

                                    -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            973,652

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*(1)                      [X]


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            22.9%

14          TYPE OF REPORTING PERSON*

            HC, IN

_____________________

(1) The aggregate amount in row (11) excludes 4,000 shares held by Oded Bashan Holdings Ltd., which is wholly-owned by Mr. Bashan's wife, and also excludes 4,000 shares underlying options held by Mr. Bashan's wife. Mr. Bashan disclaims beneficial ownership of the shares held by Oded Bashan Holdings Ltd.

                                  SCHEDULE 13D

CUSIP NO. M8791A 10 9                                          Page 3 of 7 Pages


Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is ordinary shares, par value NIS 0.1 (the "Shares"), of On Track Innovations Ltd., an Israeli corporation ("OTI"), with its principal executive offices located at:
Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel 12000.

Item 2.  Identity and Background.

         (a-c) This statement is filed by Oded Bashan. Mr. Bashan's business address is: On Track Innovations Ltd., Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel 12000. Mr. Bashan is the President, Chief Executive Officer, Chairman of the Board and Director of OTI. OTI's principal business is to design, develop and sell contactless microprocessor-based smart card products. OTI's address is Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel 12000.

         (d-e) During the last five years, Mr. Bashan was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Bashan is an Israeli citizen.

Item 3. Source and Amount of Funds and Other Considerations.

         Mr. Bashan is the beneficial owner of 973,652 Shares of OTI, comprised of 21,368 Shares which are held directly by Mr. Bashan, 70,000 Shares held through corporations wholly owned by Mr. Bashan, 291,875 Shares underlying options which are exercisable within 60 days, and 590,409 Shares for which Mr. Bashan has irrevocable proxies to vote such Shares in his sole discretion at all meetings of OTI's shareholders as described below.

         Mr. Bashan acquired the shares he owns directly with personal funds. The corporations Mr. Bashan owns also used cash on hand to acquire their shares. Mr. Bashan's options were granted to him by OTI.

         On July 21, 2003, OTI issued 50,000 Shares to Goldstrand Investment Inc. ("Goldstrand"), at a price of $2.75 per share for a total investment of $137,500. In addition, Goldstrand received warrants to purchase 50,000 Shares with an exercise price of $5.75 per share. Pursuant to the irrevocable commitment of Goldstrand, when OTI notifies Goldstrand that the effectiveness of a registration statement which OTI filed on September 12, 2003, with the Securities and Exchange Commission (the "Commission") is imminent, OTI will issue to Goldstrand an additional 100,000 Shares at a price of $2.75 per share, for an additional amount

                                  SCHEDULE 13D

CUSIP NO. M8791A 10 9                                          Page 4 of 7 Pages


of $275,000 and an additional warrant to purchase 50,000 Shares with an exercise price of $5.75 per share. These warrants are exercisable upon issuance for a period of 3 years.

         On September 8, 2003, OTI entered into an agreement to issue in a private placement (the "Note Offering") Convertible Promissory Notes (the "4% Notes") in the aggregate principal amount of $999,000, bearing 4% interest per annum, to Platinum Partners Value Arbitrage Fund, Platinum Global Macro Fund, West End Convertibles Fund L.P., WEC Partners LLC and Michael H. Weiss (together the "Lenders"). On September 24, 2003, OTI issued $624,000 of 4% Notes, due to a reduction in commitment by Platinum Partners Value Arbitrage Fund and Platinum Global Macro Fund. At the same time, OTI issued warrants with a five-year term to purchase 112,365 Shares to the Lenders (the "Note Warrants"). Pursuant to their terms, the 4% Notes automatically convert into Shares of the Company, and the Note Warrants become exercisable, upon the shareholders' approval of the conversion of the 4% Notes and the exercisability of the Note Warrants. The conversion price for the 4% Notes is one Share for every $2.75 of indebtedness at the time of conversion, and the exercise price for the Note Warrants is $5.75 per share. On November 14, 2003, the shareholders approved the conversion of the 4% Notes and the exercisability of the Note Warrants and, immediately upon such approval, the 4% Notes converted into 228,044 Shares of OTI and the Note Warrants became exercisable. As of November 17, 2003, none of the Note Warrants has been exercised.

         In the private placement with Goldstrand and the Note Offering, Goldstrand and the Lenders each granted an irrevocable proxy to Oded Bashan, to vote in his sole discretion all of the 590,409 Shares issued or to be issued to Goldstrand and the Lenders, at all meetings of OTI's shareholders until such Shares are sold to an unaffiliated third party. Mr. Bashan does not have the power to dispose of these shares.

Item 4. Purpose of Transaction.

         The Shares were acquired by Mr. Bashan, Goldstrand and the Lenders for investment purposes. Goldstrand and the Lenders each granted an irrevocable proxy to Oded Bashan for the purpose of voting their Shares in his sole discretion.

         (a) According to the terms of the agreement with Goldstrand, upon effectiveness of the registration statement filed on September 12, 2003, Goldstrand will be entitled to acquire an additional 100,000 Shares at a price of $2.75 per share. In addition, Goldstrand may acquire additional 100,000 shares upon exercise of warrants at an exercise price of $5.75 per share.

         According to the terms of the Note Warrants, the Lenders may acquire an additional 112,365 Shares upon exercise of the Note Warrants.

         (b-j) N/A

                                  SCHEDULE 13D

CUSIP NO. M8791A 10 9                                          Page 5 of 7 Pages



Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Bashan beneficially owns 973,652 Shares, which represent 22.9% of the issued and outstanding Shares, 21,368 of which are held directly by Mr. Bashan, 70,000 of which are held through corporations wholly owned by Mr. Bashan, 291,875 of which are Shares underlying options held by Mr. Bashan which are exercisable within 60 days, and 590,409 of which are Shares held by Goldstrand and the Lenders as follows: 228,044 of which are Shares owned by the Lenders, 112,365 of which are Shares underlying the Note Warrants which are exercisable immediately at a an exercise price of $5.75 per share, 50,000 of which are Shares owned by Goldstrand, 100,000 of which are Shares which will be issued to Goldstrand upon effectiveness of OTI's registration statement, and 100,000 of which are Shares underlying warrants owned by Goldstrand, 50,000 of which are exercisable immediately, and 50,000 of which are exercisable upon the effectiveness of a registration statement filed by OTI at an exercise price of $5.75 per share.

         (b) Mr. Bashan has the sole power to vote the entire 973,652 Shares he beneficially owns. Mr. Bashan has the sole power to dispose of 383,243 Shares, Goldstrand has the sole power to dispose of 250,000 Shares, and the Lenders have the sole power to dispose of 340,409 Shares.

         (c) For description of Mr. Bashan's transactions in the Shares during the past 60 days - see Item 3 above.

         (d) Except for Mr. Bashan, Goldstrand and the Lenders, no other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

         (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         OTI entered agreements with respect to OTI's securities with Goldstrand and with the Lenders relating to the transactions described in Item 3 above. As described, Goldstrand and the Lenders each granted Mr. Bashan proxies to vote their shares.

         With respect of the Goldstrand investment, OTI paid a finders fee in cash equivalent to 10% of the amount raised, and in addition issued warrants to purchase 18,182 ordinary shares with an exercise price of $3.85 per share and 10,000 ordinary shares with an exercise price of $5.75 per share.

                                  SCHEDULE 13D

CUSIP NO. M8791A 10 9                                          Page 6 of 7 Pages


         Although Mr. Bashan, Goldstrand and the Lenders formed no definitive intent to sell the Shares or any portion thereof, depending upon their continuing review of the investments and various other facts, they may in the future desire, subject to any applicable securities laws, to sell all or a portion of the Shares. OTI entered two different registration agreements, with Goldstrand and with the Lenders respectively (the "Registration Agreements"). Under the Registration Agreements, OTI agreed to, among other things, file a registration statement and use reasonable efforts to effect the registration of the Shares. On September 12, 2003, OTI filed a registration statement on Form F-1 to register the Shares under the Securities Act (No. 333-108770).

         Mr. Bashan's options are represented by option agreements between Mr. Bashan and OTI.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

10.1 -- Subscription Agreement (for 50,000 shares), dated as of June 27, 2003, by and between Goldstrand Investment Inc. and OTI. *
10.2 -- Subscription Agreement (for Additional 100,000 shares subject to the effectiveness of the registration statement), dated as of June 27, 2003, by and between Goldstrand Investment Inc. and OTI. *
10.3 -- Agreement and Amendment, dated as of September 4, 2003, by and among Goldstrand Investment Inc., Seth Fireman and OTI. *
10.4 -- Registration Rights Agreement, dated June 27, 2003, by and between Goldstrand Investments Inc. and OTI. *
10.5 -- Warrant, dated as of July 14, 2003, for the benefit of Goldstrand Investment Inc. *
10.6 -- Irrevocable Proxy, dated as of June 27, 2003, for the benefit of Oded Bashan. *
10.7 -- Financial Advisor Agreement, dated as of July 11, 2003, by and between Sands Brothers International Ltd. and OTI. *
10.8 -- Warrant, dated as of July 11, 2003, for the benefit of Sands Brothers International Ltd. *
10.9 -- Warrant, dated as of July 11, 2003, for the benefit of Sands Brothers International Ltd. *
10.10 -- Warrant, dated as of July 11, 2003, for the benefit of Alpine Capital Partners, Inc. *
10.11 -- Note and Warrant Purchase Agreement, dated as of September 8, 2003, among Platinum Partners Value Arbitrage Fund, Platinum Global Macro Fund, West End Convertible Fund L.P., WEC Partners LLC, and Michael H. Weiss and OTI. *
10.12 -- Agreement and Amendment, dated as of September 24, 2003, among Platinum Partners Value Arbitrage Fund, Platinum Global Macro Fund, West End Convertible Fund L.P., WEC Partners LLC, and Michael H. Weiss and OTI.**

         * Incorporated by reference to OTI's Registration Statement on Form F-1, filed with the Commission on September 12, 2003.

                                  SCHEDULE 13D

CUSIP NO. M8791A 10 9                                          Page 7 of 7 Pages


         ** Incorporated by reference to OTI's Registration Statement on Form F-1, filed with the Commission on November 24, 2003.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 23, 2003


                                                    /s/  ODED BASHAN
                                                    -----------------------
                                                    ODED BASHAN